UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 70551 / September 30, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15498

In the Matter of **Municipal Mortgage & Equity LLC,** **Prolink Holdings Corp.,** **RPM Technologies, Inc.,** **SARS Corp.,** **Secured Digital Storage Corp.,** **Siboney Corp.,** **SiriCOMM, Inc., and** **Standard Management Corp.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO MUNICIPAL MORTGAGE & EQUITY LLC**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Municipal Mortgage & Equity LLC ("Municipal Mortgage & Equity" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on September 18, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Municipal Mortgage & Equity LLC ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   Municipal Mortgage & Equity (CIK No. 1003201) is a Delaware corporation located in Baltimore, Maryland. At all times relevant to this proceeding, the securities of Municipal Mortgage & Equity have been registered under Exchange Act Section 12(g). As of September 10, 2013, the company's stock (symbol "MMAB") was quoted on OTC Link (previously "Pink Sheets") operated by OTC Markets Group, Inc. ("OTC Link"), had twenty-one market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

      2.   Municipal Mortgage & Equity has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because Municipal Mortgage is delinquent in its periodic filings with the Commission, having not filed any Forms 10-Q for the period ended June 30, 2006 through the period ended September 30, 2010, and having filed materially deficient Forms 10-K for the period ended December 31, 2006 through the period ended December 31, 2010. The Forms 10-K were materially deficient because they were filed in a consolidated filing after Municipal Mortgage was denied permission to do so by the Division of Corporation Finance, and because the company failed to make disclosures concerning its internal control over financial reporting and disclosure controls and procedures as required by Items 307 and 308T of Regulation S-B.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary